Exhibit 99.2

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General

Meeting and

Explanatory Memorandum

For the Annual General Meeting of the Company to be held at:

Time:	11am (Melbourne time, AEDT)

Date:	23 November 2022

Place:	MinterEllison
Collins Arch, Level 20 447 Collins Street Melbourne Victoria 3000

THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document, please immediately see your legal adviser, financial adviser or stockbroker.

Notice of Annual General Meeting

Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at 11am (Melbourne time, AEDT) on 23 November 2022 for the purpose of considering and, if thought fit, passing the resolutions set out below (Notice).

Venue

The Company will this year conduct an AGM with shareholders able to attend physically at MinterEllison, Collins Arch, Level 20, 447 Collins Street, Melbourne Victoria 3000.

Viewing the AGM online

The Company encourages shareholders and proxy holders to participate in the AGM in person. In recognition that this may not be feasible for all shareholders, shareholders may view the AGM online at https://meetings.linkgroup. com/msb22. If shareholders are viewing the AGM by webcast, we recommend logging onto our online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://meetings.linkgroup.com/msb22 into a web browser on your computer or online device.

Shareholders will need their Shareholder Reference Number or Holder Identification Number, which is printed at the top of their personalised proxy appointment form.

Further information on how to view the AGM via webcast is set out in the Meeting Online Guide available at https://www.mesoblast.com/agm2022. Shareholders will not be able to submit their votes or submit questions through the webcast platform. Shareholders planning on viewing the AGM should submit their votes prior to the AGM – detailed instructions on this are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys.” In addition, shareholders may submit their questions before the meeting – detailed instructions on this are set out in this Notice in the section titled “Asking questions”

Voting

Shareholders may vote by either:

•	physically attending the AGM; or
•	appointing a proxy.

Detailed instructions on the above options are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys.”

Asking questions

A discussion will be held on all Items to be considered at the AGM.

Shareholders physically attending the AGM will have a reasonable opportunity to ask questions during the AGM, including an opportunity to ask questions of the Company’s external auditor.

To ensure that as many shareholders as possible have the opportunity to speak, shareholders are requested to observe the following:

•

all shareholder questions should be stated clearly and should be relevant to the business of the AGM, including matters arising from the Annual Report, Directors’ Report (including the Remuneration Report) and Auditor’s Report, and general questions about the performance, business or management of the Company;

•	if a shareholder has more than one question on an Item, all questions should be asked at the one time; and
•	shareholders should not ask questions at the AGM regarding personal matters or those that are commercial in confidence.

Shareholders may register questions in advance of the AGM and are invited to do so. A Shareholder Question Form has been sent to shareholders and is also available on the Company’s website: https://www.mesoblast.com/agm2022.

We will attempt to address the more frequently asked questions in the Chair and Chief Executive’s presentations at the AGM. Written questions must be received by the Company or Link Market Services Limited by 5.00pm on 16 November 2022, and can be submitted online, by mail, by fax or in person (as set out on the top of the Shareholder Question Form).

Mesoblast Limited – Notice of Annual General Meeting 2022 1

ITEMS OF BUSINESS

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice.

1.	Receipt and Consideration of Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2022, as set out in the Company’s 2022 Annual Report.

2.	Adoption of the Remuneration Report

To consider and, if thought fit, pass the following resolution:

“That the Remuneration Report (which forms part of the Company’s 2022 Annual Report) for the financial year ended 30 June 2022 be adopted.”

The vote on this Item is advisory only and does not bind the directors of the Company (Directors) or the Company.

Voting exclusions apply to this Item 2 – please see the Voting Exclusions on pages 5 to 7.

3.	Election of Directors

To consider and, if thought fit, pass the following resolutions:

a)	Election of Dr Philip Krause

“That Dr Philip Krause, a Director retiring from office in accordance with clause 63.2 of the Company’s constitution, being eligible, is elected as a Director of the Company.”

b)	Election of Ms Jane Bell

“That Ms Jane Bell, a Director retiring from office in accordance with clause 63.2 of the Company’s constitution, being eligible, is elected as a Director of the Company.”

4.	Re-election of Directors

To consider and, if thought fit, pass the following resolutions:

a)	Re-election of Dr Eric Rose

“That Dr Eric Rose, a Director retiring from office in accordance with clause 64.1 of the Company’s constitution, being eligible, is re elected as a Director of the Company.”

b)	Re-election of Mr William Burns

“That Mr William Burns, a Director retiring from office in accordance with clause 64.1 of the Company’s constitution, being eligible, is re elected as a Director of the Company.”

5.	Approval of Proposed Issue of Options to Newly Appointed Directors, Dr Philip Krause and Ms Jane Bell

To consider and, if thought fit, pass the following resolutions:

a)	Proposed issue of Options to Dr Philip Krause

“That the Company approves for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Dr Philip Krause (a Non-Executive Director of the Company) of 200,000 options under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Dr Philip Krause on the exercise of any such options.”

b)	Proposed issue of Options to Ms Jane Bell

“That the Company approves for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Ms Jane Bell (a Non-executive Director of the Company) of 200,000 options under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Ms Jane Bell on the exercise of any such options.”

2 Mesoblast Limited – Notice of Annual General Meeting 2022

ITEMS OF BUSINESS

Voting exclusions apply to this Item 5 – please see the Voting Exclusions on pages 5 to 7.

6.	Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu and Chief Medical Officer, Dr Eric Rose in Connection with their Remuneration

To consider and, if thought fit, pass the following resolutions:

a)	Proposed issue of Options to Chief Executive Officer, Dr Silviu Itescu

“That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company as at the date this resolution is passed) of 2,325,000 options, as the long-term incentive component of Dr Itescu’s remuneration for the 2022/2023 financial year, under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu on the exercise of the above options.”
b)	Proposed issue of Options to Chief Medical Officer, Dr Eric Rose

“That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Dr Eric Rose (being the Chief Medical Officer of the Company as at the date this resolution is passed) of the following options under and in accordance with the Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting:

A.	1,250,000 options as part of his appointment as Chief Medical Officer of the Company; and
B.	900,0000 options as the long-term incentive component of Dr Rose’s remuneration for the 2022/2023 financial year; and
(ii)	any issue of fully paid ordinary shares in the Company to Dr Eric Rose on the exercise of any such options.”

Voting exclusions apply to this Item 6 – please see the Voting Exclusions on pages 5 to 7.

7.	Ratification of Issue of Shares to existing Major Shareholders

To consider and, if thought fit, pass the following resolutions:

“That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve and ratify the issue of fully paid ordinary shares by the Company to existing major shareholders on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.”

Voting exclusions apply to this Item 7 – please see the Voting Exclusions on pages 5 to 7.

8.	Approval of Employee Share Option Plan for employees for the purpose of Listing Rule 7.2 (Exception 13) and the definition of employee share buy-back

To consider and, if thought fit, pass the following resolution:

“That, for the purposes of ASX Listing Rule 7.2 (Exception 13), the Corporations Act definition of ‘employee share buy-back’ and for all other purposes, shareholders approve the grant of options by the Board in its discretion in accordance with the Employee Share Option Plan (a summary of which is set out in the Explanatory Memorandum accompanying the Notice of this Meeting) as an exception to ASX Listing Rule 7.1.”

Voting exclusions apply to this Item 8 – please see the Voting Exclusions on pages 5 to 7.

9.	Adoption of amendments to Constitution

To consider and, if thought fit, pass the following special resolution:

“That the Constitution of Mesoblast Limited be varied and amended by adding the underlined text and deleting the struck out text in the document tabled at the Meeting and signed by the Chairman of the Meeting for the purposes of identification.”

Voting exclusions apply to this Item 9 – please see the Voting Exclusions on pages 5 to 7.

Mesoblast Limited – Notice of Annual General Meeting 2022 3

ITEMS OF BUSINESS

Further information

For detailed information on the above Agenda Items, please refer to the Explanatory Memorandum on pages 8 to 23.

By order of the Board:

Niva Sivakumar and Paul Hughes
Joint Company Secretaries

24 October 2022

4 Mesoblast Limited – Notice of Annual General Meeting 2022

Voting Exclusions

Voting Exclusion for Item 2 – Adoption of the Remuneration Report

The Company will disregard any votes cast on the resolution proposed in Item 2:

•

by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or

•	by any person who is a KMP member as at the time Item 2 is voted on at the AGM, or any of their closely related parties, as a proxy,

unless the votes are cast as a proxy for a person who is entitled to vote on Item 2:

•	in accordance with a direction in the proxy appointment; or
•	by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Item 2 is connected directly or indirectly with the remuneration of a KMP member.

Voting Exclusion for:

•	Items 5(a) and 5(b) Approval of Proposed Issue of Options to Newly Appointed Directors, Dr Philip Krause and Ms Jane Bell; and
•	Items 6(a) and 6(b) – Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu and Chief Medical Officer, Dr Eric Rose in connection with their remuneration.

The Company will disregard any votes cast in favour of the resolutions proposed in Items 5(a), 5(b), 6(a) and 6(b):

•	by a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Employee Share Option Plan (or their respective associates); and
•	by any person who is a KMP as at the time Items 5(a), 5(b), 6(a) and 6(b) are voted on at the AGM (or any respective closely related party).

However, the Company need not disregard a vote on the resolutions proposed in Items 5(a), 5(b), 6(a) and 6(b) if it is cast:

•	by a person as proxy or attorney for a person who is entitled to vote on the Item, in accordance with the directions given to the proxy or attorney to vote on the Item in that way;
•	by the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or
•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
–	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and
–	the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way.

In addition, a vote must not be cast on Items 5(a), 5(b), 6(a) and 6(b) by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Items 5(a), 5(b), 6(a) and 6(b). This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on Items 5(a), 5(b), 6(a) and 6(b) because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies.

Mesoblast Limited – Notice of Annual General Meeting 2022 5

VOTING EXCLUSIONS

Voting Exclusion for Item 7 – Ratification of Issue of Shares to existing Major Shareholders

The Company will disregard any votes cast in favour of the resolutions proposed in Item 7 by or on behalf of:

•	a person who participated in the issue which is the subject of the resolution proposed at Item 7; or
•	an associate of that person (or those persons).

However, the Company need not disregard a vote on the resolution proposed in Item 7 if it is cast:

•	by a person as proxy or attorney for a person who is entitled to vote on Item 7, in accordance with the directions given to the proxy or attorney to vote on Item 7 in that way;
•	by the person chairing the meeting as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or
•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
–	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and
–	the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Exclusion for Item 8 – Approval of Employee Share Option Plan for employees for the purpose of Listing Rule 7.2 (Exception 13)

The Company will disregard any votes cast in favour of the resolution proposed in Item 8:

•	by a person who is eligible to participate in the Employee Share Option Plan; or
•	an associate of that person (or those persons).

However, the Company need not disregard a vote on the resolution proposed in Item 8 if it is cast:

•	by a person as proxy or attorney for a person who is entitled to vote on Item 8, in accordance with the directions given to the proxy or attorney to vote on Item 8 in that way;
•	by the person chairing the meeting as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the Item as the Chair decides; or
•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
–	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Item; and
–	the holder votes on the Item in accordance with directions given by the beneficiary to the holder to vote in that way.

In addition, a vote must not be cast on Item 8 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Item 8. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on Item 8 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies.

Voting Exclusion for Item 9 – Adoption of amendments to Constitution

A vote must not be cast on Item 9 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Item 9. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on Item 9 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies.

Defined terms used in these voting exclusions

For the purposes of these voting exclusions:

•

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (Executive and Non Executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2022 are listed in a section titled ‘Key Management Personnel’ in Item 6.A of the Company’s Form 20-F for the year ended 30 June

6 Mesoblast Limited – Notice of Annual General Meeting 2022

VOTING EXCLUSIONS

2022 (which is contained within the Company’s Annual Report for the year ended 30 June 2022).
•	A closely related party of a KMP member means:
–	a spouse or child of the member; or
–	a child of the member’s spouse; or
–	a dependant of the member or of the member’s spouse; or
–	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or
–	a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy.

Mesoblast Limited – Notice of Annual General Meeting 2022 7

Explanatory Memorandum relating to the 2022 Notice of Annual General Meeting

This Explanatory Memorandum accompanies and forms part of the Notice of AGM.

ITEMS OF BUSINESS

Item 1 – Receipt and Consideration of Financial Statements and Reports

The laws in Australia require the Company’s financial statements and reports for the last financial year just ended to be presented to the AGM. This Item does not require a formal resolution to be put at the AGM.

Rather, this agenda Item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2022 Annual Report, and on the performance of the Company generally.

Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act 2001 (Cth) (Corporations Act) or in the constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report.

Item 2 – Adoption of the Remuneration Report

Under the Corporations Act, the Company is required to include in the Directors’ Report a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration and submit this for adoption by resolution of shareholders at the AGM.

The Remuneration Report is set out on pages 88 to 117 of the Company’s 2022 Annual Report. A copy of the 2022 Annual Report can be found on the Company’s website at https://www.mesoblast.com/agm2022 or by contacting the Company’s share registry, Link Market Services.

The Remuneration Report includes:

•	an explanation of the Company’s remuneration strategy and guiding principles;
•	an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP;
•	a description of the relationship between such policies and the Company’s performance;
•	if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and
•	remuneration details for the KMP.

During this Item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report and shareholders are asked to adopt the Remuneration Report.

The vote on the resolution in this Item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company.

Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on Item 2 (as described in the ‘Voting Exclusions’ section above), the Directors unanimously recommend that shareholders vote in favour of Item 2 to adopt the Remuneration Report.

8 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

Item 3 – Election of Directors

a)	Election of Dr Philip Krause

Dr Philip Krause was appointed to the Board as a Director on 24 March 2022. With over 30 years of experience at the United States Food and Drug Administration (FDA), Dr Krause has a unique combination of scientific, regulatory, clinical, and public health experience. He is a physician with board certification in internal medicine and infectious diseases and a researcher with over 100 publications on topics spanning clinical evaluation of vaccines, viral pathogenesis and immunology, and biological product development. He is currently an independent consultant, providing strategic and regulatory advice related to biological product development. He recently served as deputy director of FDA’s Office of Vaccines Research and Review, where he led assessments of biological products for evaluation and licensure and helped to oversee the development and evaluation of all vaccines authorized and licensed in the US over the past 10 years. He has also served as a key advisor to the World Health Organization, providing advice on vaccine development and evaluation, including as Chair of the WHO’s Research and Development Blueprint COVID-19 Vaccine Expert Group. He graduated from Yale Medical School (MD), Florida State University (MBA) and the University of Illinois (BS and MS in Computer Science).

The Board has determined that Dr Philip Krause is an independent Director.

b)	Election of Ms Jane Bell

Ms Jane Bell was appointed to the Board as a Director on 18 August 2022. Ms Bell is a banking and finance lawyer with 30 years of corporate finance expertise focusing on international investment transactions gained in the United States, Canada, Australia and the United Kingdom, including capital markets, funds management, mergers, acquisitions and divestments. Ms Bell has served as a non-executive Director for 20 years in a diverse range of highly regulated sectors including delivery of healthcare, life sciences, medical research, and funds management. Ms Bell currently serves as Deputy Chair of Monash Health and Chair of its Audit Committee, one of Australia’s largest and most diverse public health service delivering more than 3.46 million episodes of care across an extensive network of hospitals, rehabilitation, aged care, community health and mental health facilities. She is also currently a Director of Amplia Therapeutics Limited (a listed public company, ASX:ATX) and Chair of its Audit Committee, a Director of Jessie McPherson Private Hospital, and a Member at the Australian Government’s Administrative Appeals Tribunal. From 2014 until 2021 she was a Director of U Ethical Investors, Australia’s first ethical funds manager with over $1.2B of funds under management, and a member of its Audit and Investment Committees. She is a former Chair of Melbourne Health (Royal Melbourne Hospital), Director of Hudson Institute of Medical Research and WorkSafe Victoria.

Ms Bell holds a Master of Laws from King’s College London, Bachelor of Laws from the University of Melbourne and a Bachelor of Economics from Monash University.

The Board has determined that Ms Jane Bell is an independent Director.

Recommendation

The Board recommends that shareholders vote in favour of the respective election of each of the above candidates. Each relevant candidate has not participated in the Board resolution relating to their own candidacy.

Item 4 – Re-election of Directors

a)	Re-election of Dr Eric Rose

Dr Eric Rose was appointed to the Board in 2013 and last elected by shareholders at the Company’s 2019 AGM.

In accordance with clause 64.1 of the Company’s constitution, Dr Rose retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Mesoblast Limited – Notice of Annual General Meeting 2022 9

EXPLANATORY MEMORANDUM

Dr Rose is a highly respected physician scientist with focus on clinical investigation, drug discovery, biodefense, and health policy. As a world-renowned heart surgeon and scientist, Dr Rose led the Columbia Presbyterian heart transplantation program from 1982 through 1992 and made history in 1984 when he performed the first successful pediatric heart transplant. From 1994 through 2007, he served as Chairman of Columbia University’s Department of Surgery and Surgeon-in-Chief of Columbia Presbyterian Medical Center in New York. During this time his leadership of the NIH supported program Randomized Evaluation of Mechanical Circulatory Support in Heart Failure (REMATCH) resulted in the first FDA approval of an implantable left ventricular assist device for long term circulatory support, spawning an entire new industry. From 2007-2011, Dr Rose served on the National Biodefense Scientific Board which advises the United States Health and Human Services Secretary on biodefense, influenza, and emerging diseases. In 2007 he was appointed Chairman and CEO of SIGA Technologies where he oversaw development of the first antipoxviral drug approved in the United States, TPOXX for the treatment of smallpox.

Dr Rose played a key role in obtaining FDA approval of the drug in 2019, and he was responsible for securing contracts with BARDA under which the US Government has procured 1.7 million courses of TPOXX for more than US$1billion into the Strategic National Stockpile (SNS). Dr Rose continues to be a non-executive director of leading implantable cardiovascular device company, ABIOMED (a listed public company, NASDAQ:ABMD). Dr Rose was appointed Mesoblast’s Chief Medical Officer in February 2022.

The Board has determined that Dr Eric Rose is not an independent Director.

b)	Re-election of Mr William Burns

Mr William Burns was appointed to the Board in 2014 and last elected by shareholders at the Company’s 2019 AGM. In accordance with clause 64.1 of the Company’s constitution, Mr Burns retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Mr Burns has served on the board of directors since 2014, and was appointed Vice Chairman in 2016 and Chair of the Nomination and Remuneration Committee in 2022. He spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. Mr Burns was Chief Executive Officer of Roche Pharmaceuticals from 2001 to 2009, when he joined the board of directors of F. Hoffmann-La Roche Ltd. until he retired in 2014. He is the Chair of Molecular Partners (a listed public company, SWX:MOLN), and has been a Non-Executive Director of Shire PLC, Chugai Pharmaceutical Co., Genentech, Crucell, and Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in 2016. Mr Burns is also a member of the Oncology Advisory Board of the Universities of Cologne/Bonn in Germany. In 2014, he was appointed a trustee of the Institute of Cancer Research, London, and from 2016 until 2020 served as a Governor of The Wellcome Trust in London, UK.

The Board has determined that Mr William Burns is an independent Director.

Recommendation

The Board recommends that shareholders vote in favour of the re-election of each of the above candidates. Each relevant candidate has not participated in the Board resolution relating to their own candidacy.

Item 5 – Approval of Proposed Issue of Options to Newly Appointed Directors, Dr Philip Krause and Ms Jane Bell

The Board considers that it is important to ensure that the Company remains globally competitive in terms of the benefits made available to non-executive Directors to ensure that the Company can continue to attract and retain candidates of high calibre and experience. The Board considers that the grant of options to non-executive Directors is an important component of providing competitive benefits in the international biotechnology sector. Such grants are not inconsistent with practice in the sector.

The proposed issue of options to Dr Philip Krause and Ms Jane Bell is in connection with their recent appointment as a non-executive Directors of the Company, and is consistent with the number of options granted in relation to other recent non-executive director appointments. The Directors do not presently intend for an issue of options to be an annual or regular event for non-executive Directors.

While a potential disadvantage to the shareholders approving this item is the dilution of shareholders if the options are exercised in the future, the Board believes that the issue of the options is in the best interests of the Company as a whole, aligns non-executive Director interests with those of shareholders, and is a prudent means of conserving the Company’s available cash. Further, any dilution would be minimal.

ASX Listing Rule 10.14 provides that a listed company must not permit a director (among others) to acquire equity securities under an employee incentive scheme unless the company obtains prior shareholder approval. As the issue of options to Dr Philip Krause and Ms Jane Bell falls within Listing Rule 10.14, the Company is seeking Shareholders approval for the proposed issue of the options to Dr Philip Krause and Ms Jane Bell.

ASX Listing Rule 10.15 requires certain information to be provided to shareholders in relation to the approval of an acquisition of equity securities by a director under an employee incentive scheme. This information is set out in the subsequent table on pages 11 to 12.

10 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

Proposed Issue of Options to Dr Philip Krause and Ms Jane Bell

The options will be issued to Dr Krause and Ms Bell in accordance with the Employee Share Option Plan which is sought to be approved by the Company’s shareholders at Item 8.

Key terms applying to the options for Dr Krause and Ms Bell are summarised below.

(i)

These options will vest in three equal tranches, with vesting dates on the first, second and third anniversaries of the grant date, and an expiry date of seven years from the grant date. The options to Dr Krause and Ms Bell will not be subject to any performance conditions or hurdles.

(ii)	The options will be subject to lapsing where the holder is a ‘Bad Leaver’. Unless the Board determines otherwise in accordance with the rules of the Employee Share Option Plan:
–

where the holder is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (including those that are vested options) held by the holder will be forfeited and will lapse immediately. In broad terms, a holder will be a ‘Bad Leaver’ where they cease to be a Director of the Company in circumstances where they have engaged in conduct adverse to the Company, or breach the terms of their appointment; and

–

where a holder is a ‘Leaver’, the holder will retain all vested and unvested options and they will remain subject to vesting (if unvested) and expiry as noted in (i) above. A holder will be a ‘Leaver’ where they cease to be a Director of the Company in circumstances where they are not a ‘Bad Leaver’ (and a ‘Leaver’ will include someone who resigns or retires).

(iii)	Other than as set out above, the options will also have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at pages 17 to 20.

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of securities, in accordance with ASX Listing Rule 10.14, must include the following information.

The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why	Dr Krause, a Non-Executive Director of the Company. Ms Bell, a Non-Executive Director of the Company.
The number and class of securities proposed to be issued to the person	The total number of options that may be issued to Dr Krause is 200,000 time-based options. The total number of options that may be issued to Ms Bell is 200,000 time-based options.
If the person is a director, the details (including the amount) of the director’s current total remuneration package

Dr Krause’s fixed remuneration consists of directors’ fees of A$128,250 and A$10,000 per annum for being a member of the Board of Directors and the Nomination and Remuneration

Committee respectively. In addition, it is proposed that Dr Krause receive a grant of 200,000 time-based options amounting to a total grant value of approximately A$125,000 as at the date the Board approved the grant.

Ms Bell’s fixed remuneration consists of directors’ fees of A$128,250 for being a member of the Board of Directors, and an additional A$10,000 per annum for each board sub-committee of which she is a member, namely the Nomination and Remuneration Committee and the Audit & Risk Committee. In addition, it is proposed that Ms Bell receive a grant of 200,000 time-based options amounting to a total grant value of approximately A$105,500 as at the date the Board approved the grant.

The Directors do not presently intend for an issue of options to be an annual or regular event for non-executive Directors.

The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities

Dr Krause has not been previously issued with any securities under the Company’s previous employee share option plan.

Ms Bell has not been previously issued with any securities under the Company’s previous employee share option plan.

If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis

Other than as set out above, the options issued to Dr Krause and Ms Bell will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at pages 17 to 20.

The exercise price of the options proposed to be issued to Dr Krause and Ms Bell is A$1.01 and A$0.85 respectively which was calculated based on the higher of (i) the volume weighted average share price of the five ASX trading days up to Board approval of the grant and

(ii) the last closing price of an ordinary share on the ASX at Board approval.

The value attributed to each option is calculated using the Black Scholes formula, based on the 5-day VWAP as of the date of Board approval of the options.

Mesoblast Limited – Notice of Annual General Meeting 2022 11

EXPLANATORY MEMORANDUM

The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting	If Item 5(a) and/or Item 5(b) is approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting.
The exercise price at which the Company will issue the securities to the person under the scheme	A$1.01 per option that may be issued to Dr Krause, and A$0.85 per option that may be issued to Ms Bell.
A summary of the material terms of the scheme	See pages 17 to 20 below.
No loans	No loans are proposed in connection with the proposed issue of Options.
Additional disclosures

If Item 5(a) and/or Item 5(b) is passed, the Company will proceed with the issue of options noted above to Dr Krause and/or Ms Bell.

If Item 5(a) and/or Item 5(b) is not passed, the Company will not be able to proceed with the issue of options noted above to Dr Krause and/or Ms Bell and the Company will consider alternative means of remuneration for his and/or her services as a non-executive Director.

Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14.

Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14.

Recommendation

The Directors (with Dr Krause and Ms Bell abstaining in relation to the Items relating personally to them) recommend that shareholders vote in favour of Item 5(a) and Item 5(b).

12 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

Item 6 – Approval of Proposed Issue of Options to Chief Executive Officer,

Dr Silviu Itescu and Chief Medical Officer, Dr Eric Rose in connection with their remuneration

a)	Chief Executive Officer, Dr Silviu Itescu

As detailed in the Remuneration Report set out on pages 88 to 117 of the Company’s 2022 Annual Report, the CEO’s remuneration framework has changed in recent years through the halving of his short-term incentive opportunity to 50% of fixed remuneration (down from 100%) and the introduction of long-term incentives (LTI) of 200% of fixed remuneration in the form of options over fully paid ordinary shares in the Company. These changes result in lower cash costs and bring the CEO’s remuneration into better alignment with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTI, strongly aligning CEO outcomes to those of shareholders.

Shareholders are accordingly asked to approve the issue of 2,325,000 milestone-based options to Dr Silviu Itescu, CEO, under the Employee Share Option Plan, which constitute the LTI component of Dr Itescu’s remuneration for the 2022/2023 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum holding periods from grant.

Given the Company’s share price is lower than the average share price over the last three years, when determining the LTI component of the CEO’s remuneration for the 2022/2023 financial year, the Board chose to exercise moderation and set the LTI component of the CEO’s remuneration as 156% of fixed remuneration for 2022/2023 financial year rather than 200%.

Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being:

•	LTI Commercialisation/Clinical KPIs – 60% (1,395,000 options): commercial and clinical milestones in relation to the potential launch of remestemcel-L; and
•	LTI Financial/Business KPIs – 40% (930,000 options): financial and business development milestones in relation to remestemcel-L and rexlemestrocel-L platforms.

Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the KPIs may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest.

The options are also subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches subject to the achievement of the above milestones, on the first, second and third anniversary of the grant date.

Dr Itescu will only realise value from the options if the milestones are achieved, and the share price of the Company exceeds the exercise price (set based on the share price when the Board approved the grant of the options).

The options will be issued to Dr Itescu in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 17 to 20.

b)	Chief Medical Officer, Dr Eric Rose

In relation to his appointment as Chief Medical Officer

The proposed issue of options to Dr Eric Rose is in connection with his appointment as Chief Medical Officer earlier this year and forms part of the LTI component of his remuneration.

The Board considers that it is important to ensure that the Company remains globally competitive in terms of the benefits made available to senior executives to ensure that the Company can continue to attract and retain candidates of high calibre and experience. The Board considers that granting sign-on options to incoming senior executives is an important component of providing competitive benefits in the international biotechnology sector.

Shareholders are accordingly asked to approve the issue of 1,250,000 time-based options to Dr Eric Rose, CMO, under the Employee Share Option Plan, in connection with his appointment as Chief Medical Officer. These options are subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches, on the first, second and third anniversaries of the grant date.

The 1,250,000 time-based options will be issued to Dr Rose in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 17 to 20.

In relation to remuneration for the 2022/2023 financial year

As detailed in the Remuneration Report set out on pages 88 to 117 of the Company’s 2022 Annual Report, the CMO’s remuneration framework includes a short-term incentive opportunity which is 50% of fixed remuneration, and a LTI component which is 100% of fixed remuneration in the form of options over fully paid ordinary shares to the Company. This framework is aligned with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTI, strongly aligning outcomes to those of shareholders.

Shareholders are accordingly asked to approve the issue of 900,000 milestone-based options to Dr Eric Rose, CMO, under the Employee Share Option Plan, which constitute the LTI component of Dr Rose’s remuneration for the 2022/2023 financial year. Vesting of these options is subject to the achievement of specified milestones determined by the Board, as well as minimum holding periods from grant.

Mesoblast Limited – Notice of Annual General Meeting 2022 13

EXPLANATORY MEMORANDUM

Given the Company’s share price is lower than the average share price over the last three years, when determining the LTI component of the CMO’s remuneration for the 2022/23 financial year the Board chose to exercise moderation and set the LTI component of the CMO’s remuneration as 63% of fixed remuneration for 2022/2023 financial year rather than 100%.

Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being:

•

LTI Regulatory KPIs (600,000 options): milestones related to the regulatory progress of remestemcel-L for pediatric patients with SR-aGVHD with the United States Food and Drug Administration (FDA), including the resubmission of its Biologics License Application and its potential approval by the FDA; and

•	LTI Clinical KPIs (300,000 options): milestone related to the clinical progress of the Company’s lead products.

Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the KPIs may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest.

The options are also subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversaries of the grant date.

Dr Rose will only realise value from the options in the event that the milestones are achieved, and the share price of the Company exceeds the exercise price (set based on the share price when the Board approved the grant of the options).

The 900,000 milestone-based options will be issued to Dr Rose in accordance with the Employee Share Option Plan, the terms and conditions of which are described in this Explanatory Memorandum at pages 17 to 20.

Recommendation

The Directors (with Dr Itescu and Dr Rose abstaining in relation to the Items relating personally to them) recommend that shareholders vote in favour of Item 6(a) and Item 6(b).

Information required by the ASX Listing Rules for Item 6

The Company seeks shareholder approval to issue options to Dr Silviu Itescu and Dr Eric Rose for the purposes of ASX Listing Rule 10.14 which provides that an entity must not permit any Director (among others) to acquire equity securities under an employee incentive scheme without the prior approval of shareholders.

14 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities, in accordance with ASX Listing Rule 10.14, must include the information below:

The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why	Dr Silviu Itescu is the Chief Executive Officer and Managing Director of the Company. Dr Eric Rose is the Chief Medical Officer of the Company.
The number and class of securities proposed to be issued to the person

The total number of options that may be issued to Dr Itescu is 2,325,000 milestone-based options.

The total number of time-based options that may be issued to Dr Rose is 1,250,000.

The total number of milestone-based options that may be issued to Dr Rose is 900,000.

If the person is a director, the details (including the amount) of the director’s current total remuneration package

Dr Itescu’s current total remuneration package consists of A$1,010,000 fixed remuneration, short term incentive payment of up to 50% of fixed remuneration (ie, A$505,000), and long- term incentive consisting of 2,325,000 milestone-based options, amounting to a total grant value of approximately A$1,578,000 as at the date the Board approved the grant.

Dr Rose’s current total remuneration package consists of US$615,000 fixed remuneration, short term incentive payment of up to 50% of fixed remuneration (ie, US$307,500), and long-term incentive consisting of 900,000 milestone-based options, amounting to a total grant value of approximately US$378,800 as at the date the Board approved the grant.

Dr Rose will also receive a grant of 1,250,000 time-based options amounting to a total grant value of approximately US$526,000 as at the date the Board approved the grant.

The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities

Dr Itescu has previously received shareholder approval for the issue of 4,635,334 options under the Company’s previous employee share option plan. The previous grants have the following exercise prices: A$1.77 (1,550,000 options), A$3.41 (1,200,000 options) and A$1.47 (1,885,334 options).

Dr Rose has a total of 220,000 outstanding options that were previously issued under the Employee Share Option Plan prior to his appointment as Chief Medical Officer. The previous grants have the following exercise prices: A$1.83 (120,000 options) and A$1.33 (100,000 options)

If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis

The options issued to Dr Itescu and Dr Rose will have terms and conditions attaching to the Employee Share Option Plan which are described in this Explanatory Memorandum at pages 17 to 20.

Options have been selected as the instrument for the LTI because they conserve cash, align with shareholder interests, and focus executives on ensuring strategy, risk management, and execution that optimizes shareholder value.

The value attributed to each option is calculated using the Black Scholes formula, based on the 5-day VWAP up to the date of Board approval of the options.

The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting	If Item 6(a) and/or Item 6(b) is approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting.
The exercise price at which the Company will issue the securities to the person under the scheme	A$1.03 per option that may be issued to Dr Itescu, and A$1.03 per option that may be issued to Dr Rose.
A summary of the material terms of the scheme	See pages 17 to 20 below.
No loans	No loans are proposed in connection with the proposed issue of Options.

Mesoblast Limited – Notice of Annual General Meeting 2022 15

EXPLANATORY MEMORANDUM

Additional disclosures

If Item 6(a) and/or Item 6(b) is passed, the Company will proceed with the issue of options noted above to Dr Itescu and/or Dr Rose.

If Item 6(a) and/or Item 6(b) is not passed, the Company will not be able to proceed with the issue of options noted above to Dr Itescu and/or Dr Rose and the Company will consider alternative means of providing long term incentives to Dr Itescu and/or Dr Rose.

Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14.

Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14.

16 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

Item 7 – Ratification of Issue of Securities

The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4 and for all other purposes, in respect of the issue of fully paid ordinary shares in the Company (Shares) that has been made by the Company resulting from the private placement announced to the ASX on 9 August 2022 (which summarises the material terms of the relevant agreement under which the Shares were issued), as set out in the table below.

Persons to whom the issue was made	Major shareholders led by its largest shareholder, M&G Investments, United Kingdom, and other major Australian and American professional or sophisticated shareholders.
Date of issue of Shares	15 August 2022
Number of Shares issued	86,666,667 Shares
Issue price per Share	A$0.75 per Share.
Class and material terms of Shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares.
Use of the funds raised

•    Activities for launch and commercialization for the Company’s lead product, remestemcel-L, in the treatment of children with steroid-refractory acute graft versus host disease (SR-aGVHD) for which Mesoblast seeks US Food & Drug Administration (FDA) approval under a planned resubmission of its Biologics License Application; and

•    Commencement of a second Phase 3 clinical trial of rexlemestrocel-L to confirm reduction in chronic low back pain associated with degenerative disc disease at 12 months as the primary endpoint for potential FDA approval

The issue of the above Shares (in this Item 7) was within the 15% limitation imposed by ASX Listing Rule 7.1.

Under ASX Listing Rule 7.1, the Company may issue equity securities up to 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies.

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of Shares being approved under this resolution.

If the resolution in Item 7 is not passed, the issue of the relevant Shares noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without shareholder approval over the 12 months following the issue date for those Shares.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

Recommendation

The Directors recommend that shareholders vote in favour of Item 7.

Mesoblast Limited – Notice of Annual General Meeting 2022 17

EXPLANATORY MEMORANDUM

Item 8 – Approval of Employee Share Option Plan for employees for the purpose of Listing Rule 7.2 (Exception 13) and the definition of employee share buy-back

A key component of remuneration provided to employees, including executives, are long-term incentives. Long-term incentives ensure employees have part of their remuneration tied to achieving long-term value and success for shareholders.

Selected employees and consultants of the Company and its subsidiaries (Group) are eligible to participate in the Employee Share Option Plan at the absolute discretion of the Directors. Subject to the Listing Rules, Directors are also eligible to participate in the Plan.

Further information on the Employee Share Option Plan can be found in the Remuneration Report and is summarised below.

The need for shareholder approval

Listing Rule 7.2 (Exception 13) provides that any equity securities issued under an employee incentive scheme that has been approved by shareholders within the last three years are not counted when calculating the maximum number of equity securities a company may issue without shareholder approval under the 15% cap in ASX Listing Rule 7.1.

The Employee Share Option Plan was last approved by shareholders on 27 November 2019. Listing Rule 7.2 (Exception 13) provides that approval only remains in effect for three years and consequently expires on 27 November 2022. Therefore, the Employee Share Option Plan is being put to shareholders for approval at this AGM for the purposes of Listing Rule 7.2 (Exception 13).

Since shareholder approval on 27 November 2019, the Company has issued 38,561,740 options under the Employee Share Option Plan. As of 30 September 2022, of these 38,561,740 options:

•	8,926,995 have been forfeited;
•	1,831,077 have been exercised; and
•	27,803,668 remain issued and outstanding.

The Employee Share Option Plan is also being approved for the purposes of the definition of ‘employee share buy-back’ under the Corporations Act. If approved, this will mean that the Company may buy-back up to 10% of the smallest number, at any time in the last 12 months, of shares in the Company without shareholder approval.

Summary of the terms of the Employee Share Option Plan

Maximum number of shares able to be issued

In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons under the Plan in Australia and globally during any three-year period may not exceed 10% of the total number of shares on issue. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act.

In addition, there is a maximum of 20,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or another member of the Group that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2).

Ranking of shares issued under the Employee Share Option Plan

Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions.

Participation on new issues of shares	Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period and becoming a shareholder by the relevant record date.

18 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

Vesting conditions, expiry dates, exercise price and share acquisition price

Options are issued to eligible participants with each option entitling the holder to subscribe for one fully paid ordinary share in the Company on exercise.

The Exercise Conditions (i.e. vesting conditions), expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options.

The Company typically issues options under the Employee Share Option Plan on the following basis:

•    options issued are either time-based vesting or milestone-based vesting, or both, depending on the eligible participant’s role. Time-based options vest in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre-specified performance milestones;

•    options have an expiry date of seven years from date of issue; and

•    the exercise price of options is the higher of (i) the volume weighted average share price of the five ASX trading days up to the date the Board approved the grant, and (ii) the last closing price of an ordinary share on the ASX at Board approval.

The Employee Share Option Plan includes a provision that confirms the Board’s discretion, subject to the Listing Rules, to amend Exercise Conditions of options that are issued under the ESOP to ensure long term incentives can continue to incentivise executives in alignment with the Company’s strategy, which may need to pivot from time to time given the development stage of the Company.

Treatment of options on cessation of employment

Cessation of employment as a Leaver.

If a participant in the Employee Share Option Plan ceases employment, unless the Board determines that the participant is a ‘Bad Leaver’, then:

(a)    the participant may retain vested options, however, subject to (b) and (c) below, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse;

(b)    If the cessation of employment occurs while the Company

has a share trading black out period in place, unless the Board determines otherwise, within 60 days after (but not before) the end of the share trading black out period (or within a longer period if so determined by the Board), after which time the options will lapse;

(c)    If at the time of ceasing employment or at any later time before the ‘Leaver’ exercises options, the ‘Leaver’ is or becomes an ‘Insider’, then, despite any other rule of the Employee Share Option Plan, but subject to a contrary determination by the Board:

(i)    the ‘Leaver’ must not exercise any vested options while they are an ‘Insider’; and

(ii)    the ‘Leaver’ may exercise all or any of their vested options within 60 days after the Company notifies the ‘Leaver’ and the ‘Leaver’ has ceased to be an ‘Insider’;

(d)    subject to (e), below, any unvested options will normally be forfeited and lapse; and

Mesoblast Limited – Notice of Annual General Meeting 2022 19

EXPLANATORY MEMORANDUM

(e)    in relation to options held by a person who held a managerial or executive office in the Company or a related body corporate of the Company at any time during the last 3 years before the person became a ‘Leaver’, unless the Board in its sole and absolute discretion determines otherwise (in which event they will be forfeited and lapse), unvested options will continue and vest when, in the Board’s sole and absolute discretion, any exercise conditions of the options are satisfied with that vesting to be on a pro rata basis over the relevant period.

A ‘Leaver’ means a participant who ceases employment (or their consultancy with the Company) and who is not a Bad Leaver.

A Leaver will include a participant who ceases employment or their consultancy with the Company due to resignation or retirement but would not usually include a participant who ceases employment (or their consultancy with the Company) and who, with the prior approval of the Company’s Nomination and Remuneration Committee, becomes within 60 Business Days a consultant (or employee) with the Company or a related body corporate of the Company.

An ‘Insider’ means a person who possesses (for the purposes

of Division 3 of Part 7.10 of the Corporations Act) inside information (as defined in section 1042A of the Corporations Act) in relation to the Company or any or its securities.

Cessation of employment as a Bad Leaver.

If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately.

A ‘Bad Leaver’ is a participant who ceases to be employed by the Company where the Board determines that the participant has:

•    committed any serious or persistent breach of any provisions of employment;

•    been convicted of any criminal offence which involves fraud or dishonesty;

•    engaged in any conduct which brings the Company into substantial disrepute;

•    committed any wrongful or negligent act or omission which has caused the Company substantial liability;

•    engaged in grave misconduct or recklessness in the discharge of the participant’s duties;

•    become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or

•    engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above.

20 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

Change of control

Unvested options vest on a ‘Control Event’, whether or not any of all applicable Exercise Conditions (i.e. vesting conditions) have been met, unless the Board otherwise determines.

A ‘Control Event’ means any of the following:

•    an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company;

•    any other event occurs which causes a change in Control of the Company; or

•    any other event which the Board reasonably considers should be regarded as a Control Event.

‘Control’ of an entity means having the right to:

•    vote 50% (or more) of the votes that can be cast at a meeting of shareholders;

•    appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or

•    50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds.

Cash settlement or buy-back of options or shares

The Board has discretion to cash settle or buy-back options or shares issued on the exercise of options, including, but not limited to, as an alternative to delivering shares on the exercise of options. The cash settlement amount in respect of options will be determined by reference to the market value of the options at the relevant time or an amount agreed with the option holder.

Lapsing of options	Either the Company or an option holder may request that the option holder’s options lapse for no consideration.
Amendments and administration

Subject to the ASX Listing Rules, the rules of the Employee Share Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised.

The Employee Share Option Plan is managed by the Board or its delegate which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company.

The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result.

Addendum for US participants

The Plan includes an Addendum that supplements the rules of the Plan and makes certain variations to the rules for Eligible Employees who are US federal taxpayers and/or residents in the US, to take into account tax and regulatory requirements in the US as they relate to stock options. The Addendum prevails over the other Plan rules with respect to options granted to US participants, to the extent of any inconsistency.

Mesoblast Limited – Notice of Annual General Meeting 2022 21

EXPLANATORY MEMORANDUM

Effect if the resolution is passed or not passed

If the resolution is passed, the Company will be able to issue options under the Employee Share Option Plan, including the option issues covered by Items 5(a), 5(b), 6(a) and 6(b), without the issue reducing the number of equity securities that may be issued within the 15% limit prescribed by Listing Rule 7.1. The Company will also be able to buy-back shares delivered on the exercise of options issued under the Plan without a separate shareholder approval being required as long as the shares being bought back fall within the 10/12 limit prescribed under the Corporations Act. The 10/12 limit is defined in the Corporations Act as 10% of the smallest number, at any time in the last 12 months, of shares in the Company.

If the resolution is not passed, any issues of options under the Employee Share Option Plan, including the option issues covered by items 5-7, will reduce the number of equity securities that the Company may issue within the 15% limit prescribed by Listing Rule 7.1. The Company will not be able to buy-back shares delivered on exercise of options issued under the Plan as an employee share buy-back and will require a separate shareholder approval of any buy-back of the shares as a selective buy-back if it wishes to buy-back the shares.

Recommendation

Because they have a personal interest in the subject of this resolution, the Directors have abstained from making a recommendation to shareholders in relation to this Item.

Item 9 – Proposed amendments to Constitution

The existing Constitution was adopted in 2018. Since then, there have been a number of changes to applicable regulatory requirements (including the Corporations Act, ASX Listing Rules, as well as developments in general corporate governance practice for major ASX listed companies). In light of this, the Directors believe it is appropriate to revise and update the Constitution in a number of ways. The proposed changes are noted in the ‘marked up’ version of the Constitution which is available on the Company’s website (https://www.mesoblast.com/agm2022), with the proposed new text underlined in blue and deleted text struck out in red.

What are the differences between the existing Constitution and the proposed amended Constitution?

The main differences between the existing and proposed amended Constitutions relate to:

(a)

issue cap – prescribing that the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons in Australia and globally during any three-year period may not exceed 10% of the total number of shares on issue. See the further disclosure below;

(b)

general meeting procedure – in particular facilitation of virtual and hybrid meetings and clarity regarding the adoption of technological means of conducting meeting, as well as including, greater clarity around meeting procedure and postponement and adjournment;

(c)

voting procedure – providing that as long as the Company is listed on the ASX a resolution put to the vote at a general meeting must be decided on a poll (and not a show of hands) if the notice of the general meeting set out an intention to propose the resolution and stated the resolution;

(d)

enhancing powers of the chairperson in relation to conduct of meetings – allowing the chairperson of a general meeting to take any action he or she considers appropriate for the safety of any Members or other persons present at the general meeting and the orderly conduct of the general meeting including to refuse to admit or require a person to leave who poses a risk to the health of other persons attending the meeting;

(e)	proxy appointments – allowing the appointment of a proxy or attorney for a general meeting by electronic means;
(f)

Directors’ meetings – where any technical difficulty occurs causing one or more Directors cease to participate, the chair of the meeting may adjourn the meeting until the difficulty is remedied or may, where a quorum of Directors remains present, continue with the meeting;

(g)

currency of payments to shareholders – allowing the Directors to differentiate between Members as to the currency in which any amount payable to a Member is paid and the applicable exchange rate that is used to determine any amount payable to a Member;

(h)	joint holdings of shares – altering joint holder recognition of CHESS Holdings from the first three joint holders of a Share on the Register to the first four joint holders of a share on the Register;
(i)

restricted securities – providing clarity with respect to escrow restrictions and that a holder of ‘Restricted Securities’ will not be entitled to participate in any return of capital on those ‘Restricted Securities’ during the escrow period applicable to those ‘Restricted Securities’ except as permitted by the ASX Listing Rules or ASX; and

(j)	use of technology – clarifying effective service of notices given by the Company including through the use of technology.

22 Mesoblast Limited – Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM

Further details in relation to proposed 10% issue cap

On 31 March 2022 the Federal Parliament passed amendments to the Corporations Act that remove regulatory barriers for entities offering employee share schemes. The amendments commenced operation on 1 October 2022.

The new employee share scheme (ESS) provisions of the Corporations Act contain broad exemptions from the Act’s disclosure and financial services licensing requirements which for the Company’s purposes, facilitates it making offers of options under its Employee Share Option Plan, a key part of its remuneration structure for employees. The new provisions are intended to replace ASIC’s existing relief for employee share schemes in Class Order [CO 14/1000]. The ability of entities to make offers under the existing ASIC relief is proposed by ASIC to be terminated effective 1 January 2023.

The new ESS provisions contain a requirement the effect of which is that an offer of options under the Company’s Employee Share Option Plan in reliance on those provisions must comply with an ‘issue cap’.

An offer by the Company of ESS interests complies with the issue cap if, at the time the offer is made, the Company reasonably believes:

(A)	the total number of fully paid shares in the Company that are, or that are covered by, the ESS interests of the Company that may be issued under the offer; and
(B)

the total number of fully paid shares in the Company that are, or that are covered by, the ESS interests that have been issued, or could have been issued, under offers made in connection with the employee share scheme at any time during the 3 year period ending on the day the offer is made, does not exceed the ‘relevant percentage’ comprising the issue cap.

The ‘relevant percentage’ as far as the Company is concerned is 5% or another percentage specified in the constitution of the Company.

For the Company’s purposes, the issue cap is inclusive of all option offers it makes under its Employee Share Option Plan in reliance on the disclosure regime in the new ESS provisions including overseas employees which are where most of the Company’s employees are located.

Having regard to the number of outstanding options as a percentage of issued capital (which is currently approximately 6.2% for the purposes of the new issue cap calculation) and the number of options that are projected to be issued in the next few years, the default issue cap of 5% would have the effect that the Company would not be able to make offers of options under its Employee Share Option Plan in reliance on the new ESS provisions, as soon as ASIC’s existing policy terminates which is expected on 1 January 2023. Making what is in the Company’s view the reasonable and prudent assumption that the new issue cap calculation will come into effect, and given that the Plan is an essential component of the Company’s capacity to attract and retain talented and experienced employees, in Australia, the United States and elsewhere, the Board has determined that it is appropriate that the Company adopt an expanded issue cap of 10% rather than the default cap of 5%. The expanded issue cap is reflected in the proposed amendments to the Company’s constitution as summarised above.

Other differences

There are other differences between the existing and proposed amended Constitutions which are not summarised or referred to above because they do not materially alter the effect of the existing Constitution.

No changes are proposed to:

(a)	the minimum or maximum number of directors;
(b)	nomination deadlines for candidates for board appointment; or
(c)	the level of executive or non-executive director remuneration authorised by the constitution.

How to obtain a copy of the proposed amended Constitution

Copies of the proposed amended Constitution are available:

(a)	on the Company’s website, https://www.mesoblast.com/agm2022; and
(b)	by telephoning the Company’s Share Registry, Link Market Services on +61 1300 554 474 and requesting a copy of the document (free of charge).

A copy of the proposed amended Constitution will also be available for inspection by shareholders at the AGM.

How must the proposed amended Constitution be approved?

The proposed resolution for adoption of the proposed amended Constitution must be approved by a special resolution. A special resolution must be passed by at least 75 per cent of the votes cast by shareholders present (whether in person, or by proxy, attorney or representative) and entitled to vote on the resolution.

Recommendation

The Directors unanimously recommend shareholders vote in favour of adoption of the proposed amended Constitution.

Mesoblast Limited – Notice of Annual General Meeting 2022 23

Information on voting, proxies, corporate representatives and attorneys

Eligibility to Vote

For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 7pm (Melbourne time, AEDT) on 21 November 2022. The entitlement of shareholders to vote at the AGM will be determined by reference to that time.

All Resolutions by Poll

In accordance with clause 44.2 of the Company’s constitution and consistently with recent amendments to the Corporations Act, the Chair intends to call a poll on each of the resolutions proposed at the AGM as set out in the Notice of Meeting. Each resolution considered at the AGM will therefore be conducted by poll, rather than a show of hands.

Voting by Proxy

Please note that:

•	a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies;
•	a proxy may be either an individual or a corporation, and need not be a shareholder of the Company;
•	a single proxy exercises all voting rights of the relevant shareholder;
•

where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded;

•

a proxy need not vote in that capacity (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the voting exclusions noted above);

•	if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and
•

if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the voting exclusions noted above).

To be valid, the appointment of a proxy must be received by 11am (Melbourne time, AEDT) on 21 November 2022 using one of the following methods:

•	faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR
•	lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows:

ONLINE: by logging into the following website address – www.linkmarketservices.com.au – using the holding details as shown on your proxy form and select ‘Voting’ and follow the prompts to lodge your vote

BY MAIL:	c/- Link Market Services

Limited Locked Bag A14

Sydney South, NSW 1235, Australia

BY HAND: Link Market Services

1A Homebush Bay Drive, Rhodes, NSW 2138, Australia; or

Level 12, 680 George Street, Sydney, NSW 2000, Australia

A personalised proxy appointment form has been sent to shareholders.

Voting by Corporate Representatives

A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act and must be lodged with the Company before the AGM.

Voting by Attorney

A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company.

24 Mesoblast Limited – Notice of Annual General Meeting 2022

INFORMATION ON VOTING, PROXIES, CORPORATE REPRESENTATIVES AND ATTORNEYS

The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms.

Evidence of execution

If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

Mesoblast Limited – Notice of Annual General Meeting 2022 25

INFORMATION ON VOTING, PROXIES, CORPORATE REPRESENTATIVES AND ATTORNEYS

26 Mesoblast Limited – Notice of Annual General Meeting 2022

LODGE YOUR VOTE ONLINEhttps://investorcentre.linkgroup.com BY MAILMesoblast LimitedC/- Link Market Services Limited Locked Bag A14Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND* Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000 *during business hours Monday to Friday (9:00am - 5:00pm) and subject to public health orders and restrictions) ALL ENQUIRIES TO Telephone: 1300 554 474Overseas: +61 1300 554 474 LODGEMENT OF A PROXY FORM s Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 11:00am (Melbourne time AEDT) on Monday, 21 November 2022, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or: ONLINE https://investorcentre.linkgroup.com Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form APPOINTMENT OF PROXY If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIR OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the items are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place  CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Corporate Representative” must be received at vote@linkmarketservices.com.au prior to the Meeting in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au.

NAME SURNAME ADDRESS LINE 1 ADDRESS LINE 2 ADDRESS LINE 3 ADDRESS LINE 4 ADDRESS LINE 5 ADDRESS LINE 6 *X99999999999*PROXY FORM I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint: APPOINT A PROXY OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy (an email will be sent to your appointed proxy with details on how to access the webcast) the Chair of the Meeting (mark box) or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am (Melbourne Time AEDT) on Wednesday, 23 November 2022 at MinterEllison, Collins Arch, Level 20, 447 Collins Street Melbourne Victoria 3000 (the Meeting) and at any postponement or adjournment of the Meeting. Shareholders unable to attend may view the meeting by webcast via the following website: https://meetings.linkgroup.com/msb22, however this does not provide for asking questions or voting. Important for Items 2, 5(a), 5(b), 6(a), (6b), 8 & 9: If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Items 2, 5(a), 5(b), 6(a), (6b), 8 & 9, even though the Items are connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP). The Chair of the Meeting intends to vote undirected proxies in favour of each item of business. VOTING DIRECTIONSProxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an  Items For Against Abstain For Against Abstain 2 Adoption of the Remuneration Report 3a Election of Dr Philip Krause 3b Election of Ms Jane Bell 4a Re-election of Dr Eric Rose 4b Re-election of Mr William Burns * 5a Approval of Proposed Issue of Options to Newly-Appointed Director, Dr Philip Krause 5b Approval of Proposed Issue of Options to Newly-Appointed Director, Ms Jane Bell 6a Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu in Connection with his Remuneration 6b Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose in Connection with his Remuneration 7 Ratification of Issue of Shares to existing Major Shareholders 8 Approval of Employee share Option Plan 9 Adoption of amendments to Constitution  If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll. SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual) Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). MSB PRX2201N *MSB PRX2201N* STEP1 STEP2 STEP3

LODGE YOUR QUESTIONS ONLINE https://investorcentre.linkgroup.com BY MAIL Mesoblast Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000 ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 *X99999999999* X99999999999 Please use this form to submit any questions about Mesoblast Limited (“the Company”) that you would like us to respond to at the Company’s 2022 Annual General Meeting. Your questions should relate to matters that are relevant to the business of the meeting, as outlined in the Notice of Meeting and Explanatory Memorandum which is available on the Company’s website: https://mesoblast.com/agm2022. If your question is for the Company’s auditor it should be relevant to the content of the auditor’s report, or the conduct of the audit of the financial report.  This form must be received by the Company’s share registrar, Link Market Services Limited, by 5:00pm (Melbourne time AEDT) on Wednesday, 16 November 2022. Questions will be collated. During the course of the Annual General Meeting, the Chair of the Meeting will endeavour to address as many of the more frequently raised shareholder topics as possible and, where appropriate, will give a representative of the Company’s auditor the opportunity to answer written questions submitted to the auditor. However, there may not be sufficient time available at the meeting to address all topics raised. Please note that individual responses will not be sent to shareholders.  My question relates to (please mark the most appropriate box) Performance or financial reports My question is for the auditor Other Remuneration Report Environmental, Social and Governance Statement Future direction General suggestion Performance or financial reports Remuneration Report Environmental, Social and Governance Statement My question is for the auditor Future direction General suggestion Other